04037114

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECT. 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________________ to ____________________

Commission file number ____________________

A. Full title of the plan and the address of the plan, if different from that of the issuer named below: **THE L.S.STARRETT COMPANY 401(k) SAVINGS PLAN**

B. Name of issuer of the securities held pursuant to the plan and the address of principal executive office: THE L.S.STARRETT COMPANY, 121 CRESCENT STREET, ATHOL, MASSACHUSETTS 01331-1915

CONTENTS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE L.S.STARRETT COMPANY 401(k) SAVINGS PLAN
(Name of Plan)

JUNE 30, 2004
(date)

Roger U. Wellington Jr., Vice President
The L.S. Starrett Company

THE L. S. STARRETT COMPANY
401(K) SAVINGS PLAN

FINANCIAL STATEMENTS
WITH SUPPLEMENTAL SCHEDULES

DECEMBER 31, 2003 AND 2002

TABLE OF CONTENTS

INDEPENDENT AUDITORS' REPORT

Trustees of The L. S. Starrett Company
401(k) Savings Plan

We have audited the accompanying statement of net assets available for benefits of The L. S. Starrett Company 401(k) Savings Plan (the "Plan") as of December 31, 2003 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on theses financial statements based on our audit. The financial statements as of and for the year ended December 31, 2002 were audited by other auditors whose report, dated April 11, 2003 expressed an unqualified opinion on those statements.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003, and the changes in its net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the United States Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act (ERISA) of 1974. These supplemental schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Bollus Lynch, LLP

Worcester, Massachusetts
June 29, 2004

THE L. S. STARRETT COMPANY
401(k) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2003 AND 2002

	2003	2002
Assets		
Investments, at fair value:		
The L. S. Starrett Company common stock fund	$ 11,284,103	$ 12,251,921
Mutual funds	3,457,057	1,714,103
Participant notes receivable	739,185	887,208
Total investments	15,480,345	14,853,232
Receivables:		
Contributions receivable		
Employee	11,746	-
Employer	-	20,917
Accrued dividends receivable	-	146,868
Other receivables	-	37,454
	11,746	205,239
Cash and cash equivalents	10,000	93,335
Total assets	15,502,091	15,151,806
Liabilities		
Stock purchase payable	-	119,889
Due to the L. S. Starrett Company	10,000	10,000
Loan fee payable	-	900
Total liabilities	10,000	130,789
Net assets available for benefits	$ 15,492,091	$ 15,021,017

See accompanying notes to financial statements.

THE L. S. STARRETT COMPANY
401(k) SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
Additions to net assets attributed to:		
Investment income:		
Net appreciation in fair value of investments	$ 160,347	$ -
Interest and dividends	449,351	634,729
	609,698	634,729
Contributions:		
Employer	233,400	290,664
Participants	1,112,311	1,252,996
	1,345,711	1,543,660
Total additions	1,955,409	2,178,389
Deductions from net assets attributed to:		
Benefits paid to participants	1,484,335	2,114,732
Net depreciation in fair value of investments	-	3,199,216
Total deductions	1,484,335	5,313,948
Net increase (decrease)	471,074	(3,135,559)
Net assets available for plan benefits:		
Beginning of year	15,021,017	18,156,576
End of year	$ 15,492,091	$ 15,021,017

See accompanying notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

1 - DESCRIPTION OF THE PLAN

The following description of The L. S. Starrett Company 401(k) Savings Plan (the "Plan"), formerly known as The L. S. Starrett Company 401(k) Stock Savings Plan, provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General Information

The purpose of the Plan, established on March 1, 1986, is to encourage participants to save for retirement and, at the same time, increase their ownership in The L. S. Starrett Company (the "Company"). Any employee who has attained the age of 18 and has completed six months of employment is eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Northeastern Retirement Services serves as the recordkeeper.

Contributions

Each year, participants may contribute up to the lesser of 50 percent of pretax annual compensation or an amount indexed from inflation ($12,000 for 2003) in accordance with the Internal Revenue Code, as defined by the Plan. Participants who have attained age 50 before the end of the Plan year are eligible to make catch up contributions. Participants may also contribute amounts representing distributions from other qualified plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers eight mutual funds and a Company stock fund as investment options for participants. The Company makes matching contributions of a one-third share of Company stock on all current contributions up to 5% of eligible wages, regardless of what the participant contributions are invested in.

Participant accounts

Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting

Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Company's contribution portion of their accounts is based upon the earliest of (a) completion of a three year period of service, (b) attainment of age 65 while an employee, or (c) the Participant is affected by a termination or partial termination of the Plan.

Participant loans

Participants may borrow from their fund accounts up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. The loans are secured by the balance in the participant's account and bear interest at rates that range from 4.00% to 9.10%, which are commensurate with local prevailing rates as established and determined by the trustees. Principal and interest is paid ratably through payroll deductions. All loans must be repaid within five years.

1 - DESCRIPTION OF THE PLAN (Continued)

Payment of benefits

The Plan provides for a normal retirement benefit to be paid to participants who have reached the age of 59½ or, in the case of early retirement, age 55 with five years of service. If the participant's service with the Company terminates other than by reason of retirement, the participant will receive his or her distribution as soon as possible following termination of employment.

Distributions will be made in a lump sum, provided that no single-sum payment may be made without the participant's consent before his or her normal or early retirement age if such payment would be in excess of $5,000.

Forfeitures

In the event a participant receives a distribution, all amounts held in the participant's company account which are not vested shall be forfeited by such participant and applied to reduce subsequent matching company contributions.

2 - SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting

The financial statements of the Plan are prepared on the accrual basis of accounting. in accordance with accounting principles generally accepted in the United States of America.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the Unites States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investments

The Plan's investments are stated at fair value based on quoted market prices. Participant notes receivable are stated at cost which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of benefits

Benefits are recorded when paid.

Plan expenses

All Plan expenses have been assumed by the Company.

3 - INVESTMENTS

Investments, as of December 31 are as follows. Individual investments which represent 5% or more of the Plan's net assets available for benefits are separately identified.

	2003	2002
The L. S. Starrett Company stock fund	$ 11,284,103	$ 12,251,921
Mutual funds		
American Balanced Fund	766,431	425,462
Other mutual funds	2,690,626	1,288,641
Participant notes receivable	739,185	887,208
	$ 15,480,345	$ 14,853,232

Effective April 1, 2003, in order to facilitate open market stock transactions, the Plan's Company stock was unitized in a fund (SCX Fund) with a target balance of 90% to 95% Company stock and 10% to 5% money market funds. The Company has the right of first refusal on stock transactions initiated by the SCX Fund. As of December 31, 2003, the SCX Fund consists of Company stock of $10,950,206 and cash and cash equivalents of $333,897.

During 2003 and 2002, the Plan's investments (including gains and losses on investments bought and sold, as well as held, during the year) appreciated (depreciated) in value as follows:

	2003	2002
The L. S. Starrett Company common stock	$ (260,191)	$ (3,015,367)
Mutual funds	420,538	(183,849)
	$ 160,347	$ (3,199,216)

4 - RELATED PARTY TRANSACTIONS

At December 31, 2003 and 2002, the Plan held 651,896 shares and 723,950 shares of Class A common stock respectively, and 13,770 shares and 12,230 shares of Class B common stock of the Company, respectively. The Class A shares had fair values at December 31, 2003 and 2002 of $10,723,689 and $12,019,437, respectively. The Class B shares had fair values at December 31, 2003 and 2002 of $226,517 and $236,218, respectively.

5 - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100 percent vested in their employer contributions.

6 - TAX STATUS

The Internal Revenue Service has determined and informed the Company by letter in April 15, 2002, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan Administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC.

7 - RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

8 - TRUSTEES

Trustees of the Plan at December 31, 2003 are Mr. H. J. Bacon, Mr. D. A. Starrett, and Mr. R. U. Wellington, Jr., employees of the Company.

SUPPLEMENTAL SCHEDULES

Schedule 1

THE L. S. STARRETT COMPANY
401(k) SAVINGS PLAN

FORM 5500, SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS HELD (AT END OF YEAR)

DECEMBER 31, 2003

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
*	The L. S. Starrett Company	The L. S. Starrett Company common stock - 651,896 Class A and 13,770 Class B shares	$15,366,372	$10,950,206
	US Treasury Fund of America	282,415 shares of money market fund	333,897	333,897
*	Participant notes receivable	Loans to participants with interest rates ranging from 4.00% to 9.10%	739,185	739,185
	Mutual Funds			
	Cash Management Trust of America	600,137 mutual fund shares	600,137	600,137
	The Bond Fund of America	290,477 mutual fund shares	290,476	304,749
	American Balanced Fund	44,328 mutual fund shares	698,771	766,431
	Investment Company of America	12,761 mutual fund shares	341,069	368,028
	Growth Fund of America	30,604 mutual fund shares	665,704	751,020
	New Perspective Fund	7,762 mutual fund shares	172,444	190,097
	SMALLCAP World Fund - A	6,910 mutual fund shares	163,306	184,991
	Vanguard 500 Index	2,840 mutual fund shares	271,075	291,604
	Total		$19,642,436	$15,480,345

* Represents a party-in-interest

See accompanying independent auditors' report.

Schedule 2

THE L. S. STARRETT COMPANY
401(k) SAVINGS PLAN

FORM 5500, SCHEDULE H, LINE 4j - SCHEDULE OF REPORTABLE TRANSACTIONS

YEAR ENDED DECEMBER 31, 2003

(a) Identity of Party Involved	Transactions	Shares	(b) Description of Asset	(c) Purchase Price	(d) Selling Price	(g) Cost of Asset	(h) Current Value of Asset on Transaction Date	(i) Net Gain (Loss)
Series of Transactions								
* The L. S. Starrett Company	Purchase	40,402	Class A	$ 600,757	$ -	$ 600,757	$ 600,757	$ -
* The L. S. Starrett Company	Sale	87,000	Class A	-	1,298,326	2,054,505	1,298,326	(756,179)
* Participants	Distribution	25,456	Class A	-	333,108	601,143	333,108	(268,035)
* Participants	Distribution	460	Class B	-	6,633	10,863	6,633	(4,230)

* Represents a party-in-interest

See accompanying independent auditors' report.

CONSENT OF INDEPENDENT ACCOUNTANTS

The L.S. Starrett Company

The L.S. Starrett Company 401(k) Savings Plan
(f/k/a The L.S. Starrett Company 401(k) Stock Savings Plan)

We hereby consent to the incorporation by reference in Form S-8 Registration Statement No 333-104123 of our report dated June 29, 2004 which appears in your Annual Report on Form 11-K of The L.S. Starrett Company 401(k) Savings Plan for the fiscal year ended December 31, 2003.

Ballus Lynch, LLP

Worcester, MA
June 29, 2004